U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

                              Wexford Capital LLC
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

                             411 West Putnam Avenue
--------------------------------------------------------------------------------
                                    (Street)

   Greenwich                       Connecticut              06830
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

                                   4/15/2002
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

                       Seabulk International Inc. / SBLK
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [_]  Form Filed by One Reporting Person

     [X]  Form Filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock (1)                          179,935                     I                    By:  Wexford Spectrum Investors LLC
------------------------------------------------------------------------------------------------------------------------------------
Common Stock (1)                          180,000                     I                    By:  Valentis Investors, LLC
------------------------------------------------------------------------------------------------------------------------------------
Common Stock (1)                          180,000                     I                    By:  Solitair Corp.
------------------------------------------------------------------------------------------------------------------------------------
Common Stock (1)                          1,618,166                   I                    By:  Taurus Investors LLC
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.(Over)

* If the form is filed by more than one reporting person, see
Instruction 5(b)(v).

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

(1) Wexford Capital LLC ("Wexford Capital") is an investment advisor for the following entities: (i) Wexford Spectrum Investors LLC, (ii) Valentis Investors, LLC, (iii) Solitair Corp., and (iv) Taurus Investors LLC (the "Stockholders"). In addition, three of the four directors of Solitair Corp. are members of Wexford Capital. The Stockholders each owns the shares of common stock set forth opposite their names on Table 1 on the previous page. Wexford Capital, by reason of its status as investment advisor to the Stockholders and its control over the Board of Directors of Solitair Corp., may be deemed to own beneficially all of the common stock of which the Stockholders possess beneficial ownership.

The reporting person disclaims beneficial ownership of the securities reported hereby, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Rule 16(a)-3(a) promulgated under the Securities Act of 1934 or for any other purpose.

   /s/ Arthur H. Amron                                   April   22, 2002
   -------------------------------------------------------------------------

**Signature of Reporting Person Date Principal and Secretary

*If the form is filed by more than one reporting person. See Instruction
  5(b)(v).

**Intentional misstatements or omissions of facts constitute Federal
  Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

ATTACHMENT TO FORM 3:


Name of Designated Filer:           WEXFORD CAPITAL LLC

Name of Joint Filers:               Charles E. Davidson(2)
                                    Joseph M. Jacobs(2)


Address of Joint Filers:            c/o Wexford Capital LLC
                                    411 West Putnam Avenue
                                    Greenwich, CT 06830

Date of Event Requiring Filing:     April 15, 2002

Issuer Name and Ticker or Trading:  Seabulk International Inc. / SBLK


/s/ Charles E. Davidson             April  22, 2002
-----------------------             ----------------
Charles E. Davidson                 Date


/s/ Joseph M. Jacobs                April  22, 2002
--------------------                ----------------
Joseph M. Jacobs                    Date



** Signature of Reporting Person

(2) Mr. Davidson is the chairman and managing member of Wexford Capital and Mr. Jacobs is the President and managing member of Wexford Capital. Each of Mssrs. Davidson and Jacobs disclaims beneficial ownership of the securities owned by Wexford Capital for purpose of Rule 16(a)-3(a) promulgated under the Securities Act of 1934 or for any other purpose.